UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. )*

NTS, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

62943B105

(CUSIP Number)

Alan Bazaar
Hollow Brook Wealth Management LLC
410 Park Avenue – 17th Floor
New York, NY 10022
(212) 364-1840

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

- with copies to -

Matthew S. Eisenberg

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901

April 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

CUSIP No. 62943B105

1

NAMES OF REPORTING PERSONS

Hollow Brook Wealth Management, LLC

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

[   ]

(b)

[ X]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

NUMBER OF SHARES

7

SOLE VOTING POWER

0

BENEFICIALLY OWNED BY

8

SHARED VOTING POWER

5,011,966

EACH REPORTING PERSON

9

SOLE DISPOSITIVE POWER

0

WITH

10

SHARED DISPOSITIVE POWER

5,011,966

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,011,966

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)

[   ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%

14

TYPE OF REPORTING PERSON (see Instructions)

IA

CUSIP No. 92531L108

1

NAMES OF REPORTING PERSONS

E. Wayne Nordberg

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

[   ]

(b)

[ X  ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES

7

SOLE VOTING POWER

0

BENEFICIALLY OWNED BY

8

SHARED VOTING POWER

5,011,966

EACH REPORTING PERSON

9

SOLE DISPOSITIVE POWER

0

WITH

10

SHARED DISPOSITIVE POWER

5,011,966

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,011,966

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)

[   ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%

14

TYPE OF REPORTING PERSON (see Instructions)

IN

CUSIP No. 92531L108

1

NAMES OF REPORTING PERSONS

Philip E. Richter

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

[   ]

(b)

[ X  ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

PF, OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES

7

SOLE VOTING POWER

21,739

BENEFICIALLY OWNED BY

8

SHARED VOTING POWER

5,011,966

EACH REPORTING PERSON

9

SOLE DISPOSITIVE POWER

21,739

WITH

10

SHARED DISPOSITIVE POWER

5,011,966

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,033,705

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)

[   ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%

14

TYPE OF REPORTING PERSON (see Instructions)

IN

CUSIP No. 92531L108

1

NAMES OF REPORTING PERSONS

Alan L. Bazaar

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

[   ]

(b)

[ X  ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

PF, OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES

7

SOLE VOTING POWER

55,548

BENEFICIALLY OWNED BY

8

SHARED VOTING POWER

5,011,966

EACH REPORTING PERSON

9

SOLE DISPOSITIVE POWER

55,548

WITH

10

SHARED DISPOSITIVE POWER

5,011,966

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,067,514

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)

[   ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

14

TYPE OF REPORTING PERSON (see Instructions)

IN

SCHEDULE 13D

This Schedule 13D (“Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) relating to shares of common stock of NTS, Inc., a Nevada corporation (the “Issuer”), $0.001 par value per share, acquired on the open market.

Item 1. Security and Issuer

Securities acquired:

Shares of common stock, $0.001 par value per share (the “Common Stock”).

Issuer:

NTS, Inc.

5307 W. Loop 289

Lubbock, Texas 79414

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by:

(i)

Hollow Brook Wealth Management, LLC (“HBWM”), a New York limited liability company, with respect to Common Stock held by persons in respect of which HBWM acts as trustee and/or investment manager (collectively, the “Stockholders”).

(ii)

E. Wayne Nordberg, a United States citizen and the Chairman and Chief Investment Officer of HBWM, with respect to the Common Stock held by the Stockholders;

(iii)

Philip E. Richter, a United States citizen and Co-Chief Executive Officer of HBWM, with respect to the Common Stock held by the Stockholders and certain shares of Common Stock held directly by Mr. Richter; and

(iv)

Alan L. Bazaar, a United States citizen and Co-Chief Executive Officer of HBWM, with respect to the Common Stock held by the Stockholders and certain shares of Common Stock held directly by Mr. Bazaar.

The persons identified in (i) through (iv) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

(b) The principal place of business for each of the Reporting Persons is c/o Hollow Brook Wealth Management LLC, 410 Park Avenue - 17th Floor, New York, NY 10022.

(c)  The principal business of HBWM is to serve as the investment adviser to the Stockholders and other individuals and entities.  Each of Messrs. Nordberg, Richter and Bazaar act as a control person (directly or indirectly) with respect to HBWM.  Mr. Bazaar is a director of the Issuer.

(d) During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

 Item 3. Source and Amount of Funds or Other Consideration

HBWM and Mr. Nordberg are the beneficial owners of 5,011,966 shares of Common Stock which are held by the Stockholders.  The aggregate purchase price of the shares of Common Stock beneficially owned by the Reporting Persons (other than Mr. Richter and Mr. Bazaar) collectively was $7,488,977.62.  The source of funding for the purchase of the share of Common Stock was the trust assets and general working capital of the Stockholders.

Mr. Richter is the beneficial owner of 5,033,705 shares of Common Stock, 5,011,966 shares of which are held by Stockholders that are investment advisory clients of HBWM, and 21,739 shares of which are held directly by Mr. Richter.  The aggregate purchase price of the shares of Common Stock held directly by Mr. Richter was $15,962.63.  The source of funding for the purchase of the share of Common Stock held directly by Mr. Richter was the personal funds of Mr. Richter.

Mr. Bazaar is the beneficial owner of 5,067,514 shares of Common Stock, 5,011,966 shares of which are held by Stockholders that are investment advisory clients of HBWM, and 55,548 shares of which are held directly by Mr. Bazaar.  The aggregate purchase price of the shares of Common Stock held directly by Mr. Bazaar was $82,999.08.  The source of funding for the purchase of the share of Common Stock held directly by Mr. Bazaar was the personal funds of Mr. Bazaar.

Item 4. Purpose of the Transaction

The Stockholders acquired the shares of Common Stock owned by them on the open market.  The shares of Common Stock are held by the Stockholders for investment purposes.

Mr. Bazaar has been appointed as a director of NTS, Inc.

HBWM and the individual Reporting Persons, depending on investment priorities, may direct the Stockholders to buy, sell, hedge or enter into other transactions in Common Stock.  The Reporting Persons reserve the right directly or indirectly to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of shares of Common Stock or other factors.  The Reporting Persons also may, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person

Number of Shares

Percentage of Class

Hollow Brook Wealth Management, LLC

5,011,966

12.2%

E. Wayne Nordberg

5,011,966

12.2%

Philip E. Richter

5,033,705

12.2%

Alan Bazaar

5,067,514

12.3%

The approximate percentages of shares of common stock reported as beneficially owned by the Reporting Persons are based upon 41,186,596 shares outstanding on November 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012.

 (b) Each of the Reporting Persons has the shared or sole power to vote and dispose of the shares of Common Stock held by the Stockholders which are beneficially owned by it as reported in this Schedule 13D.

(c) The Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.

(d) Aside from  the Reporting Persons, no persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons, dated February 14, 2013.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Signature:

Dated: February 14, 2013

Entities:

Hollow Brook Wealth Management LLC

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg, as

Chairman for the

above-listed entity

Individuals:

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg

By:

/s/  Philip E. Richter

Philip E. Richter

By:

/s/  Alan L. Bazaar

Alan L. Bazaar

Exhibit Index

Exhibit No.

Description

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons, dated February 14, 2013.

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated February 14, 2013 (including amendments thereto) with respect to the Common Stock of NTS, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 14, 2013

 Entities:

Hollow Brook Wealth Management LLC

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg, as

Chairman for the

above-listed entity

Individuals:

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg

By:

/s/  Philip E. Richter

Philip E. Richter

By:

/s/  Alan L. Bazaar

Alan L. Bazaar